FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 18, 2023, announcing that Proxy Statement - Gilat Satellite Networks 2023 Shareholders’ Annual General Meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 18, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 15, 2023

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on June 15, 2023 at 3:00 p.m. Israel time for the following purposes (the “Meeting”):

1.
to re-elect four members of the Board of Directors and elect one new member of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	to re-elect Mr. Elyezer Shkedy to serve as an external director for an additional three-year term;

3.
subject to their election pursuant to Items No. 1 or 2, to approve a grant of options to Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, Mr. Elyezer Shkedy and Mr. Amir Ofek, as described in the Proxy Statement;

4.
subject to his election pursuant to Item No. 1, to approve the terms of service and compensation of Mr. Amiram Boehm, the Chairman of the Board of Directors of the Company, as described in the Proxy Statement;

5.	to approve a separation grant and a special bonus to Mr. Isaac Angel, the retiring Chairman of the Board of Directors;

6.	to approve a grant of options to Mr. Adi Sfadia, the Company’s Chief Executive Officer;

7.	to amend the Company’s Compensation Policy for Executive Officers and Directors as described in the Proxy Statement; and

8.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2022, will be received and considered at the Meeting.

Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 8, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on May 15, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 10 a.m. Israel time, on June 15, 2023, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting.

You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares. Shareholders may send the Company position papers no later than June 5, 2023, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 (the “ICL”) was May 17, 2023.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the ordinary shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the ordinary shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

The approval of each of the proposals in Items No. 1 through 8 requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of Items No. 2, 3(c), 4(b), 6 and 7, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-925-2016) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.

By Order of the Board of Directors,
Doron Kerbel, General Counsel & Company Secretary

May 18, 2023

ii

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on June 15, 2023

This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel, on June 15, 2023, at 3 p.m. Israel time, and at any adjournment thereof, pursuant to the accompanying Notice of our 2023 Annual General Meeting of Shareholders (the “Meeting”).

This Proxy Statement and the enclosed Proxy Card are being mailed to our shareholders on or about May 18, 2023.

Purpose of the Annual General Meeting

At the Meeting, our shareholders will be asked to vote upon the following matters:

1.
to re-elect four members of the Board of Directors and elect one new member of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	to re-elect Mr. Elyezer Shkedy to serve as an external director for an additional three-year term;

3.
subject to their election pursuant to Items No. 1 or 2, to approve a grant of options to Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, Mr. Elyezer Shkedy and Mr. Amir Ofek, as described in the Proxy Statement;

4.
subject to his election pursuant to Item No. 1, to approve the terms of service and compensation of Mr. Amiram Boehm, the Chairman of the Board of Directors of the Company, as described in the Proxy Statement;

5.	to approve a separation grant and a special bonus to Mr. Isaac Angel, the retiring Chairman of the Board of Directors;

6.	to approve a grant of options to Mr. Adi Sfadia, the Company’s Chief Executive Officer;

7.	to amend the Company’s Compensation Policy for Executive Officers and Directors as described in the Proxy Statement; and

8.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.

Voting at the Meeting

Only holders of record of our ordinary shares, nominal value NIS 0.20 per share, as of the close of business on May 15, 2023, are entitled to notice of and to vote at the Meeting.  Shareholders can vote their ordinary shares at the Meeting in person or by proxy:

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee, or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•
Voting by Proxy.  You may submit your proxy by mail by completing, signing, and mailing the enclosed proxy card in the enclosed postage-paid envelope or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee, or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10 a.m. Israel time, on June 15, 2023, to be validly included in the tally of ordinary shares voted at the Meeting.  Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•
Shares Traded on TASE. Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices.  Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (9:00 AM Israel). You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Solicitation of Proxies

We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers, and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person, or by other means. We may also engage a professional proxy solicitation firm, the costs of which will be borne by us.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries, and other custodians for reasonable out‑of‑pocket expenses incurred by them in connection therewith.

Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a timely written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee, or nominee, giving you the right to vote your shares, by attending the Meeting and voting in person.

Any written instrument revoking a proxy should be received no later than 10 a.m., Israel time, on June 15, 2023 at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel or by 5 p.m., EST, on June 14, 2023, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219.

Required Votes

Each of our ordinary shares is entitled to one vote on each matter to be voted on at the Meeting.

The approval of each of the proposals in Items No. 1 through 8 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on a such proposal (not taking into consideration abstentions). In addition, in order to approve each of Items No. 2, 3(c), 4(b), 6, and 7 the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, but they will be counted to determine if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Quorum

The presence, in person or by properly executed proxy, of two or more shareholders holding shares conferring at least 25% of the Company's voting power is necessary to constitute a quorum at the Meeting.  If within one-half of an hour from the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to a such later day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Shares Outstanding

As of May 15, 2023, the Record Date, the Company had 56,616,683 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED ALL THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT AND “FOR” EACH OF THE OTHER PROPOSALS SET FORTH IN THIS PROXY STATEMENT.

ITEM I. RE-ELECTION/ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Each of our directors, with the exception of our external directors, serves from the annual general meeting in which he or she was appointed until the next annual general meeting and until that director’s successor is appointed, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

In accordance with Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election. Accordingly, our Board has nominated the four directors named below for re-election to our Board of Directors and nominated one new candidate for election to our Board of Directors. We are unaware of any reason why any of the nominees if elected, would be unable to serve as a director. Each of the nominees listed below has advised our Board of Directors that he or she intends to serve as a director if elected.

Our Board of Directors has nominated four of our current directors, Amiram Boehm, Aylon (Lonny) Rafaeli, Dafna Sharir and Ronit Zalman Malach for re-election, and Mr. Amir Ofek, a new nominee, for election. If re-elected at the Meeting, Mr. Boehm shall continue to serve as Chairman of the Board of Directors following the Meeting.

The Company has two additional directors who serve as the Company’s “external directors” in accordance with the ICL, Mr. Elyezer Shkedy, who is standing for re-election at the Meeting (as described in Item 2 below), and Mr. Ami Shafran, whose term of service expires in January 2024.

In accordance with the ICL, each of the nominees for election to our Board of Directors (as well as our external directors) has certified to us that he or she meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

During the past year, all of our directors attended more than 75% of the meetings of our Board of Directors and all of our directors attended more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for the Board of Directors of the Company

It is proposed that at the Meeting each of the following persons be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Amiram Boehm (51) has served on our Board of Directors since December 2012 and the Chairman of the Board of Directors since March 2023. From 2004 and until November 2022, Mr. Boehm was a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds. During that period, Mr. Boehm served as the Chairman of the Board of director of DelekSon Ltd. and a director at, Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director among others of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm currently serves as the Chairman of the Board of Directors of BrainsWay Ltd. (NASDAQ and TASE).  Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Aylon (Lonny) Rafaeli (70) has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Mr. Rafaeli is a member of the board of directors of the TALI Education Fund. Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem, Israel.

Dafna Sharir (54) has served on our Board of Directors since May 2016. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir serves as a director of Ormat Technologies Inc. (NYSE, TASE) since 2018, Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc., Minute Media Inc. and Cognyet Software Ltd. and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL.B degree, both from Tel Aviv University, Israel, LL.M. degree in Tax Law from New York University, and M.B.A. degree from INSEAD.

Ronit Zalman Malach (57) has served on our Board of Directors since September 2022. Ms. Zalman Malach has more than 20 years of professional experience in finance. Ms. Malach served from 2019 to 2022 as a CFO of Mekorot National Water Company Ltd., Israel national Water company and will begin to service as CFO of Isracard Ltd., an Israeli company which offers financial services including credit card issuing, loans, credit solutions and flexible payment options, in August 2022. Between 2017 and 2019 she served as CFO and CRO at IMI Systems Ltd. a globally recognized defence systems house specializing in the development and manufacturing of end-to-end combat-proven solutions and technologies. Ms. Malach has served as a director of Clalit Health Care, the largest provider of public and semi-private health services in Israel, since 2019 and until August 2022. Ms. Malach served as an external director of Willy-Food Investments Ltd. an Israel-based company active in the food sector. between 2016 and 2019 and served as an external director of Meitav Dash Pension and Provident Ltd., one of Israel’s largest companies in the field of pension savings. Between 2017 and 2019. Between 2005 - 2016, Ms. Malach served in various financial management positions in Clal Insurance Group, one of Israel’s largest insurance and pension companies, including acting as deputy CEO and CFO Between 2011 – 2016. Ms, Malach holds a B.A. degree in Economics and Accounting from Tel Aviv University, Israel and a M.B.A. degree in Finance from Bar Ilan University, Israel.

Amir Ofek (47) has more than 20 years of professional experience in management and board positions in technology-based companies. Since 2021, Mr. Ofek serves as CEO of AxoniusX an Axonius’ company. Prior to Axonius, between the years 2019 – 2021, Mr. Ofek was the CEO of Alcide IO Ltd. (acquired by Rapid7 Inc. – NASDAQ: RPD), and of CyberInt Ltd. between the years 2016 – 2019. Before, Mr. Ofek held various leadership positions at Amdocs Ltd. (NASDAQ: DOX) and Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Ofek also served as a member of the Company’s Board of Directors from 2014 to 2019. Mr. Ofek was a Captain in the IDF 8200 Unit and holds a BSc. (Cum Laude) in IT Engineering from the Technion and an MBA from INSEAD.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Companies Law for serving as a director.

If re-elected, the terms of employment of Mr. Rafaeli, Ms. Sharir and Ms. Zalman Malach will remain unchanged, including their entitlement to their indemnification and D&O insurance coverage in accordance with the Company's Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

If elected, Mr. Ofek’s terms of employment will be identical to the terms of the other Board (excluding the Company’s Chairman of the Board of Directors) and in accordance with the Company's Compensation Policy.

It is therefore proposed that at the Meeting the following resolutions be adopted:

“(Item 1(a)) RESOLVED, to re-elect Mr. Amiram Boehm as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

(Item 1(b)) FURTHER RESOLVED, to re-elect Mr. Aylon (Lonny) Rafaeli as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified;

(Item 1(c)) FURTHER RESOLVED, to re-elect Ms. Dafna Sharir as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified;

(Item 1(d)) FURTHER RESOLVED, to re-elect Ms. Ronit Zalman Malach as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until her successor has been duly elected and qualified; and

(Item 1(c)) FURTHER RESOLVED, to elect Mr. Amir Ofek as member of the Board of Directors of the Company, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

II.   RE-ELECT ONE (1) EXTERNAL DIRECTOR FOR A THREE (3) YEAR TERM
(Item 2 on the Proxy Card)

In accordance with the ICL and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence.  Under the ICL, an external director serves for a term of three years, which may be extended for additional three-year terms.  Further, an external director can be removed from office only under very limited circumstances.  In addition, under the ICL, all external directors must serve on our Audit Committee and Compensation Committee (including one external director serving as the chair of our Audit Committee and our Compensation Committee), and at least one external director must serve on each committee of our Board of Directors.

As noted above, the current term of office of our external director Mr. Shkedy will expire following this Meeting, and the shareholders are being asked to re-elect Mr. Shkedy as an external director for an additional three years. The term of office of our other external director, Mr. Shafran, expires in 2024, and he is not required to stand for re-election at the Meeting.  Biographical information concerning Mr. Shkedy and Mr. Shafran (who is not standing for re-election at the Meeting) is set forth below.

Mr. Elyezer Shkedy (67) has served on our Board of Directors since June 2017. Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines. Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy serves as member of managing boards at several other non-profit companies and organizations. Previously, in 2018- 2019, Mr. Shkedy served as board member in Paz Oil Company, Ltd. (TASE), and between 2015 – 2020 served as chairman of the board (pro bono) at Osim Shinui Shamaym Vearetz Ltd., a company for a public cause. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.

Mr. Amiram Shafran (69) has served on our Board of Directors since January 2021. Mr. Shafran has served since 2018 as a venture partner at Moneta Capital, an Israeli venture capital fund focused in the Fintech and Insuretech domains. Since 2020, Mr. Shafran has served as director at Gencell (TASE). Since 2013, Mr. Shafran has served as the head of the Cyber Innovation Center at Ariel University and since 2021 as Chairman of the Executive Committee of the University. Mr. Shafran served as Chairman of the Board at Native Alpha Cybertech Management Ltd. during 2021. From 2006 through 2011, Mr. Shafran served as Commander of the information, communications and cyber command (C4I of the Israel Defense Forces). In 2002, Mr. Shafran served as head of the research and development unit of the Israeli Ministry of Defense, (MAFAT); as chief of staff of the Ministry of Defense and the Research and Development Attaché at the Israeli Embassy in Washington DC. Mr. Shafran had also served as director of Rafael Advance Defense Systems Ltd for three years and as a director at ISI - ImageSat International N.V. Since 2017, Mr. Shafran serves as a director of Paz Group (TASE), as a non-executive chair of Elsight (Australian Stock Exchange or ASX), and as head of the advisory board at Security Matters (ASX/Nasdaq). Mr. Shafran servesas Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the board of directors of Waterfall Security Solutions, and as President of Enigmatos Ltd., an automotive cyber security company and other non-public companies. Mr. Shafran holds a B.Sc. degree in Electrical Engineering from the Ben Gurion University in Israel and a M.B.A. degree from the Tel Aviv University.

Our board of directors recommends that Mr. Shkedy be re-elected as an external director at the Meeting for a three-year term and has found that Mr. Shkedy has all the necessary qualifications required under the ICL to be considered an “external director” in accordance with the ICL and an “independent director” pursuant to the rules of NASDAQ.

We are proposing to adopt the following resolution:

“RESOLVED, that the re-election of Mr. Shkedy to the Board of Directors of the Company to serve as an external director for a three-year term be, and it hereby is, approved.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to re-elect Mr. Shkedy as an external director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under the ICL, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company other than Gilat that is affiliated with you has a personal interest in the adoption of the proposal.  Such a company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares or from a matter that is not related to a relationship with a controlling shareholder.

The Board of Directors recommends a vote FOR the re-election of Mr. Shkedy as an external director for an additional three-year term.

ITEM III. SUBJECT TO THEIR ELECTION PURSUANT TO ITEMS 1 & 2, TO APPROVE A
GRANT OF OPTIONS TO MESSRS. AYALON (LONNY) RAFAELI, AMIR OFEK AND
ELYEZER SHEKEDY AND TO MS. DAFNA SHARIR
(Item 3 on the Proxy Card)

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company must be in compliance with the Company's Compensation Policy and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

It is proposed to grant options to purchase Ordinary Shares of the Company to Messer. Ayalon (Lonny) Rafaeli, Amir Ofek and Elyezer Shkedy and to Ms. Dafna Sharir.

In addition to the cash compensation paid to our directors, our serving directors were each granted options to purchase 50,000 of our ordinary shares upon their appointment as directors of the Company. The vesting period of such grants was set for three years.

Our Compensation Committee and Board of Directors approved and recommended granting its non-executive directors, including the Company’s external directors, upon their first appointment or appointment renewal (provided that there were no previously granted options at the grant date that remained unvested), options in the amount and under the conditions set and approved by the Compensation Committee, Bboard of Directors, and reaffirmed by the Company’s shareholders.

Our compensation committee and board of directors approved and recommended that our shareholders approve the grant of options to purchase 50,000 of our ordinary shares to each of  Mr. Ayalon (Lonny) Rafaeli, Ms. Dafna Sharir, and Mr. Elyezer Shkedy upon their re-election as directors, and to Mr. Amir Ofek upon commencement of his term of service as a director.

Pursuant to the terms of our Compensation Policy, the exercise price of the options to be granted to Messrs. Rafaeli, Shkedy and Ofek, and to Ms. Sharir is $ 5.838, which equals 5% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on the last trading day prior to the grant date, which is the date of the Company’s Board approval of the grant.

Similar to previous grants of options to other Company directors, the options will vest and become exercisable quarterly over a three-year period so long as the director continues to serve as a director and will be exercisable for 12 months following cessation or termination of his service (other than for cause).

It is therefore proposed that at the Meeting the following resolution be adopted:

“(Item 3(a)) RESOLVED, subject to his re-election under Item 1, to approve a grant of 50,000 options to Mr. Ayalon (Lonny) Rafaeli, exercisable into Ordinary Shares of the Company as described in the Proxy Statement, upon his re-election as set forth in this Proxy Statement;

(Item 3(b)) FURTHER RESOLVED, subject to her re-election under Item 1, to approve a grant of 50,000 options to Ms. Dafna Sharir, exercisable into Ordinary Shares of the Company as described in the Proxy Statement, upon her re-election as set forth in this Proxy Statement;

(Item 3(c)) FURTHER RESOLVED, subject to his election under Item 2, to approve a grant of 50,000 options to Mr. Elyezer Shkedy, exercisable into Ordinary Shares of the Company as described in the Proxy Statement, upon his re-election as set forth in this Proxy Statement; and

(Item 3(d)) FURTHER RESOLVED, subject to his election under Item 1, to approve a grant of 50,000 options to Mr. Amir Ofek, exercisable into Ordinary Shares of the Company as described in the Proxy Statement, upon commencement of his term of service as set forth in this Proxy Statement."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Messrs. Rafaeli and Ofek, and Ms. Sharir.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Mr. Shkedy.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the grant of the options to the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the grant of the options to the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the grant of options to Mr. Rafaeli, Ms. Sharir and Mr. Shkedy, the nominees for re-election as directors.

The Board of Directors further recommends a vote FOR the grant of options to Mr. Ofek, the nominee for director.

ITEM IV. APPROVAL OF THE TERMS OF SERVICE AND COMPENSATION OF THE
NEWLY ELECTED CHAIRMAN OF THE BOARD OF THE COMPANY
 (Item 4 on the Proxy Card)

Pursuant to the ICL, any arrangement between the company and its Chairman of the Board relating to his or her compensation must generally be in compliance with the Company’s Compensation Policy for Executive Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

The Compensation Committee and the Board of Directors have approved, and recommended that the Company’s shareholders approve, terms of employment and compensation for Mr. Amiram Boehm as Chairman of the Board of the Company, who was appointed Chairman of the Board on March 8, 2023.

Mr. Boehm will be entitled to: (i) a monthly fee in the amount of NIS 50,000 (approximately $13,700) that includes various fringe benefits per month, which equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (ii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service.

In addition, Mr. Boehm will be eligible for an annual cash bonus of up to NIS 300,000 (approximately $82,000) and an over-achievement bonus of up to NIS150,000 (approximately $41,000) for the years 2023 through 2026, as set forth in Annex A (the “Chairman Bonus Plan”).

In addition, our Compensation Committee and Board of Directors approved on March 9, 2023 and recommended that our shareholders approve the grant of options to purchase 500,000 of our ordinary shares to Mr. Boehm.

Pursuant to the terms of our Compensation Policy for Executive Officers and Directors, the exercise price of the options to be granted to Mr. Boehm is $5.85 per share, which equals 5% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on March 10, 2023. 25% of such options shall vest on each of the first, second, third, and fourth anniversaries of the date the Board of Directors approved the option grant so long as Mr. Boehm continues to serve at the Company. The options will remain exercisable for 12 months following cessation or termination of his service (other than for cause), and the vesting of the options shall accelerate upon a change in control. The options will expire on the sixth anniversary of the date of the grant.

The Compensation Committee and the Board of Directors have approved and recommended that the Company’s shareholders approve the terms of service and compensation as set forth herein and in Annex A.  The terms of employment and compensation set forth in this Item 4, other than the proposed grant of options, are in compliance with our Compensation Policy for executive officers and directors. The Black & Scholes annual value of the options proposed to be granted to Mr. Boehm is $423,000, which exceeds the value set forth in the Compensation Policy for Executive Officers and Directors. However, following consideration of (i) Mr. Boehm’s track proven experience in senior positions and willingness to accept the role of Chairman, (ii) the need to provide appropriate and suitable incentive to the Chairman to promote the Company’s business and contribute to the Company’s long term success, the Compensation Committee and the Board determined that it is in the best interest of the Company to grant such options to Mr. Boehm and allocate a significant portion of Mr. Boehm’s compensation as long-term variable compensation aligned with the Company’s long term goals, notwithstanding the Company’s Compensation Policy for Executive Officers and Directors, and recommended that the shareholders approve the same.

It is therefore proposed that at the Meeting the following resolution be adopted:

(Item 4(a)) – “RESOLVED, to approve the terms of employment, the Base Compensation and the Chairman Bonus Plan of Mr. Amiram Boehm as Chairman of the Board of the Company as described in Item 4 of the Proxy Statement.”

(Item 4(b)) – “RESOLVED, to approve the grant of options to Mr. Amiram Boehm, the Company’s Chairman of the Board, as set forth in Item 4 of the Proxy Statement.”

The approval of the resolution in each of Items 4(a) and 4(b) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. In addition, for Item 4(b), the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the grant of options to Mr. Boehm (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the grant of options (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the approval of the terms of compensation of the Chairman of the Board.

ITEM V. TO APPROVE THE SEPARATION GRANT AND A SPECIAL BONUS TO MR.
ISAAC ANGEL, THE RETIRING CHAIRMAN OF THE BOARD OF DIRECTORS
(Item 5 on the Proxy Card)

Under the ICL, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company (including any separation payment) must be in compliance with the Company's Compensation Policy and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

Following consideration of Mr. Angel’s significant contribution to the Company in his role as Chairman of the Board, and in line with the Company’s Compensation Policy, the Compensation Committee and the Board of Directors have approved and recommended that the Company’s shareholders approve a separation grant in the amount of six-monthly base salaries (NIS 240,000 (approximately $65,700)); and a special bonus in the amount of three-monthly base salaries (NIS 120,00 (approximately $32,850)).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the payment to Mr. Angel (the retiring Chairman of the Board) a separation grant and a special bonus in the amounts set forth in Item 5 of the Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the separation grant and special bonus.

The Board of Directors further recommends a vote FOR the grant of separation grant and a special bonus to Mr. Angel, as described above.

ITEM VI. TO APPROVE A GRANT OF OPTIONS TO MR. ADI SFADIA, THE COMPANY’S
CHIEF EXECUTIVE OFFICER
(Item 6 on the Proxy Card)

Mr. Adi Sfadia has served as our Chief Executive Officer since November 2020, after serving as our interim Chief Executive Officer from July 2020. Under his employment agreement, Mr. Sfadia is entitled to a monthly salary in the amount of NIS 110,000 (approximately $29,940) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. In addition, Mr. Sfadia is eligible to receive an annual cash bonus of 9 months of base salary and an over-achievement bonus of up to 3 months of base salary.

Our Compensation Committee and Board of Directors approved on February 12, 2023 and February 13, 2023, respectively, and recommended that our shareholders approve, the grant to Mr. Sfadia of options to purchase 100,000 of our ordinary shares.

Pursuant to the terms of our Compensation Policy for Executive Officers and Directors, the exercise price of the options to be granted to Mr. Sfadia is $5.95 per share, which equals 5% over the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on February 12, 2023, the last trading day prior to the grant date. 25% of the options shall vest each on the first, second, third, and fourth anniversaries, so long as Mr. Sfadia continues to serve at the Company. The options will remain exercisable for 12 months following cessation or termination of his service (other than for cause), and the vesting of the options shall accelerate upon a change in control. The options will expire on the sixth anniversary of the date of the grant.

Under the ICL, any arrangement between the Company and the Chief Executive Officer relating to his or her compensation as Chief Executive Officer or other position with the Company must be in compliance with the Company’s Compensation Policy for Executives Officers and Directors and requires approval of the Compensation Committee, the Board of Directors and the Company’s shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a grant of options to Mr. Adi Sfadia, the Company’s Chief Executive Officer, as set forth in Item 6 of this Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Mr. Sfadia.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the grant of options to Mr. Sfadia, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the grant of options (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the grant of options to Mr. Sfadia, the Company’s Chief Executive Officer.

ITEM VII. AMENDMENT TO THE COMPANY’S COMPENSATION POLICY FOR
EXECUTIVE OFFICERS AND DIRECTORS
(Item 7 on the Proxy Card)

Pursuant to the ICL, all Israeli public companies, including companies whose shares are publicly traded outside of Israel, such as the Company, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the ICL. In accordance with the ICL, the adoption, amendment, and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, and such policy must be reviewed and readopted within three years from the previous adoption date. The Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was last reviewed and approved by the Compensation Committee, the Board of Directors, and our shareholders in September, 2022.

Due to an editorial omission, the Compensation Policy approved in September, 2022 did not set a limit to the Chairman of the Board’s maximum annual cash bonus and equity-based compensation. In order to set a limit to the maximum annual cash bonus and equity-based compensation available to the Company’s Chairman of the Board, the Compensation Committee and the Board of Directors recommend amending the Executive Compensation Policy as set forth in Annex B.

The following are the principal changes proposed to be implemented in the Compensation Policy:

-	Limiting the Chairman of the Board’s maximum cash bonus for any year to twelve (12) base salaries or monthly fees, similar to the limit set in the Compensation Policy for the CEO.
-	Limiting the Chairman of the Board’s maximum equity-based compensation for any year to twelve (12) base salaries or monthly fees, similar to the limit set in the Compensation Policy for the CEO.

Our Board of Directors subsequently approved the recommendation of the Compensation Committee and recommended that the Company’s shareholders approve such amendments.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend and readopt the Company’s Compensation Policy for Executive Officers and Directors as set forth in Item 7 and in Annex B  of this Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to amend the Compensation Policy for Executive Officers and Directors.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the amendment to the Compensation Policy for Executive Officers and Directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).

The Board of Directors recommends a vote FOR the amendment and re-adoption of the Compensation Policy for Executive Officers.

ITEM VIII.  RATIFICATION AND APPROVAL OF REAPPOINTMENT AND
COMPENSATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 8 on the Proxy Card)

Kost Forer Gabbay & Kasierer, our independent registered public accountants, and a Member of Ernst & Young Global, have been our independent registered public accountants since 2000. It is proposed that at the Meeting, the Company’s shareholders will ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders. In light of the familiarity of Kost Forer Gabbay & Kasierer with our operations and their reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

The following table sets forth the fees we paid to Kost Forer Gabbay & Kasierer with respect to fiscal year 2022:

Services Rendered	Fees (in thousands)	Percentage
Audit fees (1)	$906	81%
Tax fees (2)	$69	6%
Other (3)	$140	13%
Total	$1,114	100%

(1)
Audit fees include fees associated with the annual audit, services provided in connection with the audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)	Other fees are fees for professional services other than audit or tax related fees.

In accordance with the Company’s procedures, our Audit Committee has approved all audit and non-audit services provided by Kost Forer Gabbay & Kasierer to the Company and to its subsidiaries during 2022.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent public accountants for the fiscal year ending December 31, 2023 and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the ratification and approval of reappointment and compensation of independent registered public accountants.

CONSIDERATION OF THE AUDITOR’S REPORT AND THE CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements for the year ended December 31, 2022 and the Auditor’s Report in respect thereto will be presented and considered.  This item will not involve a vote of the shareholders.

Our 2022 Consolidated Financial Statements are published as part of our Annual Report on Form 20-F for the year ended December 31, 2022, and can be viewed on our website at www.gilat.com and on the SEC website at www.sec.gov. A shareholder interested in receiving a copy free of charge may contact the Company’s Chief Financial Officer for such purpose. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of May 15, 2023, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of May 15, 2023 and includes the number of ordinary shares underlying options that are exercisable within sixty (60) days from the date of May 15, 2023.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 56,616,683 ordinary shares outstanding as of May 15, 2023.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through May 15, 2023 and information provided to us by such shareholders.

Name	Number of Shares	Percent
Phoenix Holdings Ltd. (1)	10,828,962	19.13%
Meitav Dash Investments Ltd. (2)	4,957,231	8.67%
All directors and executive officers as a group (13 persons) (3)	369,167	0.5%
____________________________________________________

(1)
Based on Schedule 13G filed on February 14, 2023 with the SEC by Phoenix Holdings Ltd. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of Benelus Lux S.a.r.l and/or Phoenix Holdings Ltd. and/or Excellence Investments Ltd. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. CP III Cayman GP Ltd., Matthew Botein and Lewis (Lee) Sachs are the controlling shareholders of Benelus Lux S.a.r.l. The principal office of Phoenix Holdings Ltd. is 53 Derech Hashalom Drive, Ramat Gan 5345433.

(2)
Based on Schedule 13G filed on January 11, 2023 with the SEC by Meitav Dash Investments Ltd. (“Meitav Dash”) and information provided to us by Meitav Dash as of March 31, 2023. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of Meitav Dash (the "Subsidiaries").   Some of the securities reported in the filing are held by third-party client accounts managed by a subsidiary of Meitav Dash as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions, and has no voting power in the securities held in such client accounts.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal office of Meitav Dash. is 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel.

(3)	As of May 15, 2023, all directors and executive officers as a group (13 persons) held 369,167 options that are vested or that vest within 60 days of May 15, 2023.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or to specified individual Directors to the attention of:

Doron Kerbel, General Counsel
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva 49130 Israel
Email: doronke@gilat.com

Our Corporate Secretary will deliver any shareholder communications to the specified individual Director, if so addressed, or otherwise to one of our Directors who can address the matter.

Shareholder Proposals for 2024 Annual General Meeting of Shareholders

Under the ICL, shareholders who severally or jointly hold at least 1% of our outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in our proxy statement for our 2024 annual general meeting of shareholders pursuant to the ICL, shareholder proposals must be in writing and must be properly submitted to 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130 Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of the ICL.  The written proposal must be received by Gilat not less than 90 calendar days prior to the first anniversary of the 2023 Annual General Meeting of Shareholders (i.e., no later than March 17, 2024); provided that if the date of the 2024 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2023 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2024 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2023 will include (1) the election (or reelection) of directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2023 and the auditors’ report for this period.  In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2024 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the ICL and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company. We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2024 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

Annex A

Annual Cash Bonus Plan for the Chairman of the Board

I.	Annual Bonus Plan Years:

•	Fiscal years 2023, 2024 and 2025

II.	Eligibility Threshold for Annual Bonuses:

•	Achievement of 80% of the Company’s target operating profit metric for the applicable fiscal year, as set by the Compensation Committee and the Board at the beginning of the applicable fiscal year.

III.	Annual Bonuses:

•	Maximum Bonus Per Fiscal Year:
o	Basic Bonus – 6 (six) monthly fees.
o	Over-Achievement Bonus – 3 (three) monthly fees.

•	Bonus Criteria: (i) profitability targets \; (ii) operational targets; and (iii) non-measurable quantitative performance targets.

Criteria (i) and criteria (ii) shall constitute together 80% or more, and criteria (iii) shall not be more than 20%.

•	Bonus Criteria for Over-Achievement Bonus: (i) measurable operational targets; and (ii) non-measurable qualitative targets (not more than 20%).

Annex B
Compensation Policy for Executive Officers
Gilat Satellite Networks Ltd.
(the “Company”)

A.	Overview and Objectives

1.	Introduction

Pursuant to the provisions of the Companies Law 5759–1999 (the “Companies Law”), This document sets forth the compensation policy for Executive Officers (as defined below) (the “Executive Compensation Policy” or “Policy”).

This Executive Compensation Policy shall apply to terms of service and compensation of Executive Officers which will be approved for payment after the date on which this Executive Compensation Policy was approved by the shareholders of the Company.

The term “Executive Officer” or “Executive” in this policy is defined as: “a chief executive officer, a chief business manager, a deputy general manager, vice general manager, any person who holds such position in the company even if such person holds a different title, and Chairman of the Board or a Directors or a manager who reports directly to the chief executive officer”.

This Policy is subject to all mandatory provisions of any applicable law which apply to the Company and its Executives, and to the Company’s Articles of Association.

2.	Objectives and Compensation Principles

The objectives and goals which are the basis of this Policy are to allow the Company to attract and retain highly skilled and experienced personnel who will serve as Executive Officers in key positions in the Company, with the ultimate objective to maintain the Company’s leadership and success and enhance shareholder value. Accordingly, this Policy is designed, among other things, to provide the Executives with a competitive compensation package which includes performance-based compensation that differentiates between Executives and rewards excellence, and to align the interests of the Executives with those of the Company’s shareholders.

In determining the compensation terms for Executives (including, without limitation, terms of retirement or termination) and any change thereof, the Compensation Committee and Board of Directors of the Company (the “Board” or “Board of Directors”) shall take into account, among other things, the following: (i) the education, qualifications, expertise, skills, professional experience, achievements and seniority of the Executive; (ii) the role of the Executive, areas and degree of responsibility, his or her past or expected contribution to the Company, anticipated promotion of the Executive within the Company and, if available, past compensation agreements signed with him or her and the circumstances of his or her recruitment; (iii) the size of the Company and its nature as a global company and the complexity of the Company’s business; and (iv) comparison to compensation payable to Executives at comparable companies as more fully set forth in section B.1. below.

Additionally, in the process of determining the compensation terms for each Executive, the Company shall examine the ratio between the overall compensation and base salary of the Executive, on the one hand, and the average and median salary (as such term is defined in the Companies Law), as well as the average and median overall compensation, of the other employees of the Company (including personnel of services companies and excluding the Executives and Directors) (the “Other Employees”), on the other hand. The Company will consider the impact that such ratios are expected to have on the work environment in order to ensure that such ratios are not expected to have any negative impact on the working relationships within the Company.

In approving this Policy, the Board has examined the ratio between the average cost of the overall compensation payable to Executives, on the one hand, and the average and median cost of the overall compensation payable to the Other Employees, on the other hand.

B.	Compensation Structure

The Executives’ compensation package may include: base salary, fringe benefits, cash bonuses, equity-based compensation, separation arrangements and Insurance, Exculpation and Indemnification.

1.	Base Salary

The base salary or monthly fees of each Executive in the Company shall be determined based on the parameters specified in Section A.2 above, including the Company’s need to attract and retain highly skilled executives and offer them competitive terms, while considering the Company’s size and nature.

Prior to approval of a compensation package for an Executive, the Company will consider a compensation survey that compares and analyzes the level of the compensation offered to the Executive with compensation packages for similarly positioned executives in peer-group companies. The survey will be conducted with respect to executives at comparable positions at the headquarters of publicly traded, high-technology companies with comparable headcount, and will be based on reports of a known compensation and benefits surveys company or by an external expert.

The base salary will not be linked to the consumer price index (but will be linked to an increase in the cost of living index as mandatory by applicable law).

The base salary for Executives is reviewed and may be adjusted from time to time by the Compensation Committee and the Board of Directors and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders or as otherwise required by applicable law, based on the guidelines detailed in Section A.2 above.

In any event, the base salary of the CEO and of the Chairman of the Board shall not exceed NIS 130,000 per month, and the base salary of any Executive in the Company (other than the CEO and Chairman of the Board) shall not exceed NIS 90,000 per month.

For purpose of attracting highly skilled executives, the Company may offer an Executive a one- time sign-on bonus as an incentive to join the Company. The amount of the sign-on bonus shall not exceed the Executive’s base salary or monthly fees for six (6) months. Entitlement to such bonus shall be subject to a minimum period of employment of the Executive with the Company as shall be determined by the Company, but in any event of not less than twelve (12) months.

2.	Executive’s Fringe Benefits

The compensation package will include any payments and rights due to the Executive under applicable law, and may include additional benefits including social benefits, company mobile telephone, reimbursement of expenses, vacation days, medical insurance, and additional benefits which are granted in general to the Company’s employees.

The Company shall maintain and contribute to an executive insurance program and/or pension programs for the Executive, as allowed by applicable law. Additionally, the Company shall contribute for the executive towards disability insurance as allowed by applicable law. The Company shall contribute monthly payments for a study fund, as allowed by applicable law. All such payments may be calculated based on part of or the entire monthly base salary of the Executive.

Executives shall be entitled to vacation in the range of 18 to 26 days per year of employment. The Company shall reimburse Executives for their business expenses that are properly documented and approved in accordance with the Company’s expenses reimbursement policy. The Executive may join the Company’s car leasing program generally available to the Company’s employees, at the Executive’s expense.

The Company may offer additional benefits to the Executive, which will be comparable to customary market practices and which will not exceed 4% of the Executive’s annual base salary.

Any non-Israeli Executives may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In the event that an Executive provides services to the Company as a contractor or via a services company, the fees paid to such Executive or company shall reflect the employer’s cost of the base salary and fringe benefits (plus applicable taxes such as value added tax), in accordance with the guidelines of this Policy.

3.	Cash Bonuses

3.1	Cash Bonuses

Rewarding Executives based on performance supports the Company’s objective to link the Executive’s Compensation and financial interests with the Company’s results and shareholders’ value, as set forth in section A.2 above.

The compensation package of Executives may include an annual cash bonus (the “Annual Bonus”). Additionally, the Company may determine that an Executive shall be entitled to a special bonus, considering the exceptional contribution of such Executive to the Company (for example, with respect to a special project) (“Special Bonus”).

Payment of the Annual Bonus to any Executive, shall be conditioned upon the cumulative following conditions:

(i)          achievement of a minimum positive Profitability Metric as determined by the Company; and

(ii)          meeting a threshold of not less than 80% of the Profitability Metric target, as set out in the annual budget approved by the Board.

“Profitability Metric” means either operating profit, net profit or EBITDA as will be determined by the Compensation Committee and the Board of Directors at the beginning of each year.

The Board of Directors may approve grant of a partial bonus in an amount of up to three (3) Base Salaries in cases where the abovementioned conditions have not been met, if the Board of Directors finds it appropriate to reward the executive officer for his/her efforts and professional skills regardless of achievement of the above mentioned conditions.

The Annual Bonus will be based mostly on measurable pre-determined targets at certain weights, and, with respect to its less significant part based on non-measurable qualitative goals.

Measurable targets for the cash bonuses may include, among others, any of the following:

•
financial targets, such as the Company’s profit (EBITDA or other financial component), the EBITDA of a relevant division of the Company or certain project(s), revenues of the Company or of a certain division, cash flow targets of the Company, and other financial targets based on budget or work plan;

•	sales results;
•	meeting measurable milestones as relevant for each Executive, for example, obtaining new business at a certain financial scope or signing agreements with a certain number of new customers;
•	execution of projects;
•	innovation defined by specific milestones (for example, registration of patents);
•	raising capital and closing financing transactions; and
•	meeting market share targets.

Qualitative targets for the Annual Bonus may include, among others, the general contribution of the Executive to the Company, satisfaction with the Executive’s performance, the Executive’s contribution to units other than the unit in which Executive is employed and to the ethical environment within the Company, the Executive’s contribution to development of skill of personnel reporting to Executive, or any other qualitative target determined by the Company.

In the event of a Change in Control of the Company (as defined below) during a bonus year or during a bonus deferral period, the Deferred Amount shall become payable at the time of payment of the Annual Bonus or the time the acquisition is consummated, as applicable. A “Change in Control” shall mean a merger, consolidation or other reorganization approved by the Company's shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction.

3.2.	Maximum Amount of Cash Bonuses

The aggregate amount of the Annual Bonuses to be granted to all of the Executives with respect to a specific fiscal year shall not exceed 15% of the operating profit for such year.

The Compensation Committee and the Board of Director may approve a grant of a Special Bonus to be paid to an Executive, including the CEO, which shall not exceed the base salaries of such Executive for three (3) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to an Executive reporting to the CEO for any year shall not exceed such Executive’s base salary or monthly fees for eight (8) months.

The aggregate amount of the Annual Bonus and the Special Bonus to be paid to the CEO or the Chairman of the Board for any year shall not exceed the CEO’s or the Chairman of the Board’s, as the case may be, respective base salary or monthly fees for twelve (12) months.

3.3.	Board Discretion

The Board of Directors shall have the discretion to reduce the amount of the Annual Bonus and/or the Special Bonus to be awarded to Executives by up to 20% of the amount due to an Executive prior to such decrease, if the Board of Directors determines that such a decrease is advisable due to unusual adverse circumstances, such as, without limitation, a material decline in the Company’s financial and operational performance.

3.4.	Claw Back

Executives shall be required to repay to the Company any excess payments made to them which were based on the Company’s performance if such payments were paid on the basis of data in the Company’s financial statements which was later discovered to be inaccurate and such financials were subsequently restated. The repayment obligation shall apply only if the restatement was made within the 3- year period following payment to the Executive. The Executives shall be required to repay such amounts following a written notice by the Board specifying the grounds for such repayment. In such event, the Board shall specify the time frames and other terms of such repayment (e.g. whether repayment will be made net of taxes).

4.	Equity-based Compensation

Rewarding Executives with equity-based compensation supports the Company’s objective to align Executive Compensation with shareholder value, as set forth in section A.2 above and is consistent with the Company’s objective to increase shareholder value in the long term.

The Company may grant to Executives options or any other long-term equity-based compensation (“Equity-based Compensation”), pursuant to equity incentive plans as adopted or shall be adopted from time to time and subject to any applicable law.

Equity-Based Compensation granted to Executives shall vest over a period of at least 3 years.

The value of the Equity-Based Compensation granted to an Executive other than the CEO and the Chairman of the Board (determined based on generally accepted accounting principles applicable to the Company) vesting in a calendar year (calculated on a linear basis) shall not exceed at the time of grant the amount equal to the base salary of the Executive for eight (8) months. Such value of the Equity-Based Compensation granted to the CEO or the Chairman of the Board, as the case may be, vesting in a calendar year as aforementioned shall not exceed his or her respective base salary or monthly fees for twelve (12) months.

The Compensation Committee and the Board also considered setting a cap on the value for Equity- Based Compensation at the time of exercise and concluded that this would not be advisable considering, among other things, the limit on value at the date of grant as specified above.

Equity-Based Compensation will generally expire 90 days following termination of Executive’s employment or service with the Company, other than in certain circumstances defined in the equity incentive plans. The Company may, in certain exceptional circumstances, extend the period to exercise Equity-based Compensation beyond such period for a period of up to twelve (12) months.

In case of grant of any Equity-based Compensation, the exercise price of such Equity-based Compensation shall not be less than 5% over the close price of the Company shares on NASDAQ in the last trading day prior to the grant date (or, in case that the Company’ shares are not quoted on NASDAQ or such quote is otherwise unavailable, the exercise price shall not be less than 5% over the fair market value as will be determined by the Company).

The Company may approve acceleration of the vesting period of any Equity-Based Compensation in connection with a transaction involving a change of control in the Company.

5.	Ratio between fixed and variable compensation

This Policy aims, among other things, to incentivize the Executives to meet the Company’s targets while discouraging assumption of excessive risk. Accordingly, this Policy set balances between the fixed compensation (annual base salary) and variable compensation (cash bonuses and equity based compensation per annum) to be granted to Executives. As reflected in this Policy, the Company’s target is that the ratio between the fixed compensation and variable compensation will be within the following ranges:

For Executives other than the CEO: The fixed compensation shall be within the range of 43% to 100% of the overall Executive’s potential compensation, and the variable compensation shall be within the range of 0% to 57% of the Executive’s overall potential compensation.

For the CEO: The fixed compensation shall be within the range of 33% to 100% of the overall CEO’s potential compensation, and the variable compensation shall be within the range of 0% to 66% of the CEO’s overall potential compensation.

(*) The value of the Equity-Based Compensation is calculated as stated in section 4 above.

6.	Separation Arrangements

The advance notice period prior to termination shall be determined individually with respect to each Executive, taking into consideration the parameters set forth in Section A.2 above. The advance notice period for any Executive shall not exceed the maximum limit set forth in this section below.

During the advance notice period, the Executive will continue to perform his or her duties to the Company; However, the Company may relieve an Executive from his/her duties and responsibilities during the advance notice period and pay the Executive compensation for the advance notice period, including, for avoidance of doubt, acceleration of vesting of Equity-Based Compensation which is scheduled to vest during such advanced notice period. The Company may terminate Executive’s employment without any advance notice in any event which entitles the Company under the law to terminate Executive employment without paying the full amount of severance.

Any pension and severance funds, for which the Company contributed money during the Executive’s employment with the Company, shall be released and owned by the Executive following the end of his or her employment with the Company. Additionally, Executive shall be entitled to any payments and benefits due to him or her under applicable law.

Additionally, the Company may grant an Executive a separation grant subject to the limitations set out herein. When determining any separation arrangement, the Company will consider, among other things, the following: the period of service or employment of the Executive with the Company, his/her terms of service and employment during this period, the Company’s performance during the period, the contribution of the Executive in achieving the Company’s goals and its profitability, and the circumstances of termination. The Company shall not grant a separation grant to an Executive unless he or she provided services to the Company for a period of not less than 24 months.

In any event, the amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to an Executive, other than the CEO, shall not exceed such Executive’s base salary for six (6) months. Such amount or value of a separation grant together with the base salaries payable during the notice period granted in the aggregate to the CEO shall not exceed the CEO’s base salary for nine (9) months.

7.	Insurance, Exculpation and Indemnification

The Executive Officers of the Company shall be entitled to benefit from the exculpation and indemnification arrangements as approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law. The Executive Officers will be covered by directors and officers’ liability insurance in such scope and such terms as shall be determined from time to time by the Company pursuant to the requirements of applicable law.

The maximum coverage of such insurance shall be in amounts as determined by the Board and shall not exceed $40 million. The premium payable with respect to such insurance and the deductible shall be in market terms and in an amount not material to the Company.

The Company may purchase insurance cover for Executive Officers of the Company which will also include run-off arrangements for a period of up to 7 years from the date of the termination of their tenure as Executive officers of the Company.

C.	General

Any entitlements, grants and payments to officers referred to in this Policy shall be approved by the Compensation Committee and the Board of Directors (unless otherwise is required by the Companies law), and if applicable under the Companies Law, subject to approval of the General Meeting of shareholders.

The Compensation Committee and the Board of Directors shall review the Executive Compensation Policy from time to time. In doing so, the Compensation Committee and the Board of Directors shall consider the parameters set out in this policy and in the Companies Law and will review and assess any changes in such parameters.

The term of this Policy shall be three years as of the date of its adoption.

This Policy does not grant any rights to the Company’s Directors and Executives, and the adoption of this Policy per se does not grant any of the Company’s Directors and Executives a right to receive any type of compensation set forth in this Policy. The compensation items to which a Director or Executive will be entitled will be exclusively these that are expressly granted to him or her under a binding instrument in accordance with the requirements of the Companies Law and as approved by relevant authorized organs of the Company.

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Amiram Boehm, Doron Kerbel, and Gil Benyamini, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present, held of record in the name of the undersigned at the close of business on May 15, 2023, at the Annual General Meeting of Shareholders of the Company to be held on June 15, 2023 at 3:00 p.m. Israel time at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

June 15, 2023
Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSALS UNDER ITEMS 1, 2, 3, 4, 5, 6, 7, AND 8.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Items No. 2, 3(c), 4(b), 6 and 7 require an indication of “Personal Interest” in the resolution and whether the undersigned is a “Controlling Shareholder” (as such terms are defined under the Israeli Companies Law, 5759-1999 (the “ICL”)).

For information regarding the definitions of “Personal Interest” and “Controlling Shareholder”, please see the explanation in the Notice of Annual General Meeting of Shareholders and in the Proxy Statement.

(1)
To re-elect four members of the Board of Directors and elect a new member of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified

		FOR	AGAINST	ABSTAIN
a.	Amiram Boehm (re-elect)	☐	☐	☐
b.	Aylon (Lonny) Rafaeli (re-elect)	☐	☐	☐
c.	Dafna Sharir (re-elect)	☐	☐	☐
d.	Ronit Zalman Malach. (re-elect)	☐	☐	☐
e.	Amir Ofek. (elect)	☐	☐	☐

(2)	To re-elect Mr. Elyezer Shkedy to serve as an external director for an additional three-year term.

☐ FOR	☐ AGAINST	☐ ABSTAIN

By marking the “NO” box below, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 2. If you cannot make such confirmation, please check the “YES” box.

☐ NO	☐ YES

(3)
Subject to their election pursuant to Items No. 1 or 2, to approve a grant of options to Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, Mr. Elyezer Shkedy and Mr. Amir Ofek, as described in the Proxy Statement.

		FOR	AGAINST	ABSTAIN
a.	Aylon (Lonny) Rafaeli	☐	☐	☐
b.	Ms. Dafna Sharir	☐	☐	☐
c.	Elyezer Shkedy	☐	☐	☐
d.	Amir Ofek	☐	☐	☐

By marking the “NO” box below, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 3(c). If you cannot make such confirmation, please check the “YES” box.

☐ NO	☐ YES

(4)
Subject to his election pursuant to Item No. 1, to approve the terms of service and compensation of Mr. Amiram Boehm, the Chairman of the Board of Directors of the Company, as described in the Proxy Statement;

a.	To approve the terms of employment, the Base Compensation and the Chairman Bonus Plan of Mr. Amiram Boehm as Chairman of the Board of the Company as described in Item 4 of the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

b.	to approve the grant of options to Mr. Amiram Boehm, the Company’s Chairman of the Board, as set forth in Item 4 of the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

By marking the “NO” box below, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 4(b). If you cannot make such confirmation, please check the “YES” box.

☐ NO	☐ YES

(5)	To approve a separation grant and a special bonus to Mr. Isaac Angel, the retiring Chairman of the Board of Directors

☐ FOR	☐ AGAINST	☐ ABSTAIN

(6)	to approve a grant of options to Mr. Adi Sfadia, the Company’s Chief Executive Officer.

☐ FOR	☐ AGAINST	☐ ABSTAIN

By marking the “NO” box below, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 6. If you cannot make such confirmation, please check the “YES” box.

☐ NO	☐ YES

(7)	To amend the Company’s Compensation Policy for Executive Officers and Directors as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

By marking the “NO” box below, you confirm that you are not a “controlling shareholder” and do not have a “personal interest” in the approval of Proposal 7. If you cannot make such confirmation, please check the “YES” box.

☐ NO	☐ YES

(8)
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to account’s registered name(s) unt may not be submitted via this method.  ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.